Mail Stop 4561

July 7, 2008

Dean S. Goodermote
President and Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772

>   **Re:**   **Double-Take Software, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
>   **File No. 001-33184**

Dear Mr. Goodermote:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,
>
>   /s/ Stephen Krikorian
>
>   Stephen Krikorian
>   Accounting Branch Chief